

June 2, 2020

John Murphy
Chief Financial Officer
COCA COLA CO
One Coca-Cola Plaza
Atlanta, GA 30313

> **Re:  COCA COLA CO**
> **Form 10-K for Fiscal Year Ended December 31, 2019**
> **Filed February 24, 2020**
> **Form 10-Q for Fiscal Quarter Ended March 27, 2020**
> **Filed April 24, 2020**
> **File No. 1-02217**

Dear Mr. Murphy:

We have reviewed your filing and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond.  If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2019

Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity, Capital Resources and Financial Position
Cash Flow from Operating Activities, page 58

1.  We note from your disclosures that accounts payable increased roughly $1.1 billion in 2019 due to the extension of payment terms with your suppliers.  We further note from external sources that it appears you have in place a supply chain finance program.  To the extent supply chain finance arrangements are reasonably likely to affect your liquidity in the future, please disclose the following:
    • The impact the arrangements have on operating cash flows;
    • The material and relevant terms of the arrangements;
    • The general risks and benefits of the arrangements;

- Any guarantees provided by subsidiaries and/or the parent;
- Any plans to further extend terms to suppliers;
- Any factors that may limit your ability to continue using similar arrangements to further improve operating cash flows; and
- Trends and uncertainties related to the extension of payment terms under the arrangements.

In addition, please consider disclosing and discussing changes in your accounts payable days outstanding to provide investor's with a metric of how supply chain finance arrangements impact your working capital.

Form 10-Q for Fiscal Quarter Ended March 27, 2020

Risk Factors
The COVID-19 pandemic has had, and we expect will have, certain negative impacts on our business..., page 39

2. We note your disclosure states you may be required to write off the unamortized balances of advanced funding provided to customers that permanently close as a result of the pandemic. We also note in your disclosures that you provide support for infrastructure programs to your customers. Please clarify for us, and disclose in your filings, the nature of these arrangements and quantify the amounts capitalized on your balance sheets for advanced funding and other customer support programs as of each balance sheet date presented.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Kevin Stertzel, Staff Accountant at (202) 551-3723 or Anne McConnell, Staff Accountant at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Mark Randazza CAO